Exhibit 99.1

For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Christopher Harrison KCSA Strategic Communications (212) 896-1214 / 1267 jcorbin@kcsa.com / charrison@kcsa.com

Tikcro Technologies Reports First Quarter 2015 Results

Tel Aviv, Israel, May 27, 2015 - Tikcro Technologies Ltd. (OTCQB: TIKRF) today reported results for the first quarter ended March 31, 2015.

Aviv Boim, CEO of Tikcro commented, “In the quarter, we continued pre-clinical work to generate functional specific antibodies, targeting identified cancer immune checkpoints. While still in an early stage, we are encouraged by the development progress. We are excited to invest efforts in this field as new antibodies which modulate immune checkpoints gain clinical acceptance for cancer treatment.”

Net loss for the first quarter was $191,000, or $0.02 per diluted share.

About Tikcro Technologies:

Tikcro Technologies Ltd. (OTCQB: TIKRF) supports early stage development in growth areas, with a focus on biotechnology projects originated in Israeli academic centers. Tikcro is currently engaged with development of certain antibodies selected and verified in pre-clinical trials with a focus on antibodies binding to cancer immune checkpoints. Investors can find real-time quotes and market information on www.otcmarkets.com.

For more information about Tikcro, visit www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to raise financing and the risks related to early stage biotechnology projects, including, but not limited to, the development, testing, regulatory approval and commercialization, intellectual property rights, competition, exposure to lawsuits and dependence on key suppliers and personnel. Such risks and uncertainties are set forth in the Company's SEC reports, including the Company's Forms 20-F. Actual results may materially differ. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.  We undertake no duty to update any forward-looking information.

Tikcro Technologies Ltd.
  Condensed Balance Sheets
(US dollars in thousands)

	March 31, 2015	December 31, 2014
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$8,539	$8,722
Other receivables	63	25
Investment in BioCancell	57	85
Total current assets	8,659	8,832

Property and equipment, net	76	88

Total assets	$8,735	$8,920

Liabilities and Shareholders' Equity

Current liabilities
Other current liabilities	$187	$184

Shareholders' equity	8,548	8,736

Total liabilities and shareholders' equity	$8,735	$8,920

Tikcro Technologies Ltd.
Statements of Operations
(US dollars in thousands, except per share data)

	Three Months Ended March 31,
	2015	2014

Research and development expenses	$50	$13

General and administrative expenses, net	114	105

Total operating expenses	164	118

Operating loss	(164)	(118)

Financial income (expenses), net	(27)	76

Net loss	$(191)	$(42)

Basic and diluted net loss per share	$(0.02)	$(0.00)

Weighted average number of shares used computing basic and diluted loss per share	8,838	8,817